SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-102]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 4 )*

NationsHealth, Inc.
(Name of Issuer)
Common Stock, Par Value $.0001 Per Share
(Title of Class of Securities)
63860C100
(CUSIP Number)
Patricia Perez, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2061
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 2, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

CUSIP No.	63860C100	Page	2	of	10	Pages

1	Names of Reporting Persons
MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Anguilla, British West Indies

	7	Sole Voting Power

Number of		3,368,120

Shares	8	Shared Voting Power
Beneficially
Owned by		16,419,826[1]

Each	9	Sole Dispositive Power
Reporting
Person		4,267,096

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

4,267,096[2]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☑

13	Percent of Class Represented by Amount in Row (11)

14.1%[2]

14	Type of Reporting Person (See Instructions)

PN
1 Includes 11,265,897 shares of common stock (the “RGGPLS Shares”) reported to be beneficially owned by RGGPLS, LLC (“RGGPLS”) on Amendment No. 9 to Schedule 13D filed on March 31, 2009 and 4,254,953 shares of common stock (the “GRH Shares”) reported to be beneficially owned by GRH Holdings, L.L.C. (“GRH”) on Amendment No. 5 to Schedule 13D filed on February 14, 2008, due to the rights granted to and from RGGPLS and GRH pursuant to Stockholders Agreement described in Item 4.
2 Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 19,787,946 and the percent of class represented in Row (11) would be 65.3%, if the RGGPLS Shares and GRH Shares were included.

CUSIP No.	63860C100	Page	3	of	10	Pages

1	Names of Reporting Persons
MHR CAPITAL PARTNERS (100) LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		449,860

Shares	8	Shared Voting Power
Beneficially
Owned by		15,640,921[1]

Each	9	Sole Dispositive Power
Reporting
Person		569,931

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

569,931[3]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☑

13	Percent of Class Represented by Amount in Row (11)

2.0%[3]

14	Type of Reporting Person (See Instructions)

PN
3 Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 16,090,781 and the percent of class represented in Row (11) would be 56.7%, if the RGGPLS Shares and GRH Shares were included.

CUSIP No.	63860C100	Page	4	of	10	Pages

1	Names of Reporting Persons
MHR ADVISORS LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		3,817,980

Shares	8	Shared Voting Power
Beneficially
Owned by		16,539,897[1]

Each	9	Sole Dispositive Power
Reporting
Person		4,837,027

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

4,837,027[4]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☑

13	Percent of Class Represented by Amount in Row (11)

15.8%[4]

14	Type of Reporting Person (See Instructions)

OO
4 Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 20,357,877 and the percent of class represented in Row (11) would be 66.5%, if the RGGPLS Shares and GRH Shares were included.

CUSIP No.	63860C100	Page	5	of	10	Pages

1	Names of Reporting Persons
OTQ LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		2,148,283

Shares	8	Shared Voting Power
Beneficially
Owned by		16,287,517[1]

Each	9	Sole Dispositive Power
Reporting
Person		2,914,950

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,914,950[5]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☑

13	Percent of Class Represented by Amount in Row (11)

9.7%[5]

14	Type of Reporting Person (See Instructions)

OO
5 Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 18,435,800 and the percent of class represented in Row (11) would be 61.5%, if the RGGPLS Shares and GRH Shares were included.

CUSIP No.	63860C100	Page	6	of	10	Pages

1	Names of Reporting Persons
MHR FUND MANAGEMENT LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		5,966,263

Shares	8	Shared Voting Power
Beneficially
Owned by		17,306,564[1]

Each	9	Sole Dispositive Power
Reporting
Person		7,751,977

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

7,751,977[6]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

23.9%[6]

14	Type of Reporting Person (See Instructions)

OO
6 Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 23,272,827 and the percent of class represented in Row (11) would be 71.6%, if the RGGPLS Shares and GRH Shares were included.

CUSIP No.	63860C100	Page	7	of	10	Pages

1	Names of Reporting Persons
MARK H. RACHESKY, M.D.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States of America

	7	Sole Voting Power

Number of		6,145,363

Shares	8	Shared Voting Power
Beneficially
Owned by		17,306,564[1]

Each	9	Sole Dispositive Power
Reporting
Person		7,931,077

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

7,931,077[7]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☑

13	Percent of Class Represented by Amount in Row (11)

24.4%[7]

14	Type of Reporting Person (See Instructions)

IN; HC
7 Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 23,451,927 and the percent of class represented in Row (11) would be 72.2%, if the RGGPLS Shares and GRH Shares were included.

This statement on Schedule 13D (this “Statement”) relates to shares of Common Stock, par value $0.0001 per share (the “Shares”) of NationsHealth, Inc. (the “Issuer”). Certain of the securities reported herein were previously reported on Schedule 13D, which was filed on March 9, 2005, as amended on February 26, 2008, April 17, 2009 and May 4, 2009, previously to that on Schedule 13G, which was filed on September 20, 2004, previously to that on Schedule 13D, which was filed on May 6, 2004, as amended on May 20, 2004, May 28, 2004, July 8, 2004, July 21, 2004 and August 27, 2004, previously to that on Schedule 13G filed on March 25, 2004, as amended on April 21, 2004 and previously to that on Schedule 13D filed on March 18, 2004. Capitalized terms not otherwise defined herein shall have the meanings ascribed such terms in the amendment to Schedule 13D filed on May 4, 2009.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer
     Item 6 is hereby amended to add the following:
     On May 5, 2009, the Issuer filed Form 8-K attaching as Exhibits thereto the First Amended and Restated Notes and the Form of the Second Amended and Restated Notes. On June 2, 2009, the Issuer filed Form 8-K/A attaching as Exhibits thereto the First Amended and Restated Notes and the Form of the Second Amended and Restated Notes, all of which were modified to reflect certain corrections and clarifications to the redemption and prepayment provisions in Sections 5(a)(ii) and 6(c)(iv). The terms of the aforementioned agreements attached as Exhibits to the Issuer’s Form 8-K/A filed on June 2, 2009 are incorporated herein by reference.
    Except as set forth herein, none of the Reporting Persons has entered into any contracts, arrangements, understandings or relationships required to be described in Item 6 of Schedule 13D.
Item 7. Material to be Filed as Exhibits
     The Exhibit Index is incorporated herein by reference.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 4, 2009	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC, its General Partner

	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Vice President

MHR CAPITAL PARTNERS (100) LP

	By:	MHR Advisors LLC, its General Partner

	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Vice President

MHR ADVISORS LLC
	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Vice President

OTQ LLC
	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC
	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Managing Principal

MARK H. RACHESKY, M.D.
	By:	/s/ Hal Goldstein, Attorney in Fact

Exhibit Index

Exhibit No.	Description
1

First Amended and Restated 7 3/4% Convertible Secured Note in favor of Master Account, dated as of April 30, 2009, issued by the Issuer, NH LLC, USPG, Diabetes and National (incorporated by reference to Exhibit 4.20 to Issuer’s Current Report on Form 8-K/A filed June 2, 2009).

2

First Amended and Restated 7 3/4% Convertible Secured Note in favor of Capital Partners (100), dated as of April 30, 2009, issued by the Issuer, NH LLC, USPG, Diabetes and National (incorporated by reference to Exhibit 4.21 to Issuer’s Current Report on Form 8-K/A filed June 2, 2009).

3

First Amended and Restated 7 3/4% Convertible Secured Note in favor of OTQ, dated as of April 30, 2009, issued by the Issuer, NH LLC, USPG, Diabetes and National (incorporated by reference to Exhibit 4.22 to Issuer’s Current Report on Form 8-K/A filed June 2, 2009).

4

Form of Second Amended and Restated 7 3/4% Convertible Secured Note, issued by the Issuer, NH LLC, USPG, Diabetes and National (incorporated by reference to Exhibit 4.28 to Issuer’s Current Report on Form 8-K/A filed June 2, 2009).